                                                                    EXHIBIT 99.1

[VIVENDI LOGO]


NOTE TO READERS: Vivendi Universal today provided preliminary, unaudited revenue information, on a French GAAP basis, for the third quarter and nine months of 2002 to `Balo,' an official French business newspaper, for publication in accordance with French regulatory requirements. The company will issue its third quarter/nine month earnings press release during the latter part of November 2002.

                     VIVENDI UNIVERSAL REPORTS REVENUES FOR
                      THIRD QUARTER AND NINE MONTHS OF 2002

                   - E44.5BN FOR THE FIRST NINE MONTHS, UP 9%

PARIS, NOVEMBER 11, 2002 - Vivendi Universal [PARIS BOURSE: EX FP; NYSE: V] today announced that for the first nine months of 2002, the company reported revenues of E44.5 billion (E22,4 billion for Vivendi Universal excluding Vivendi Environnement), up 9% from the comparative 2001 period. On a pro forma basis(1), revenue growth was 5%. For the third quarter ended September 30, 2002, the company generated revenue of E7.4 billion, excluding Vivendi Environnement, up 1% compared to the same period last year. On a pro forma basis, revenues were down 4%.

                   THIRD QUARTER 2002 BUSINESS UNIT HIGHLIGHTS

               REVENUE RESULTS FOR BUSINESSES OWNED MORE THAN 50%

MUSIC: Universal Music Group's (UMG's) revenues were down 9% to E1.3 billion, reflecting primarily the strength of the euro against the U.S. dollar. On a constant currency basis, revenues were down 2%. Sales of recorded music increased slightly in constant currency terms but were offset by higher provisions for returns and lower manufacturing revenue. Best sellers in the period included new releases from Bon Jovi, Eve and India.Arie and a Spanish language release from Enrique Iglesias.

UMG increased its global market share in a difficult period for the music industry. The U.S., the world's largest music market, saw an industry decline of 12.4% in the quarter as measured by SoundScan, while UMG's share of current albums increased to an unprecedented 31.4%.

--------
(1) The pro forma information illustrates the effect of the acquisitions of the entertainment assets of USA Networks, Inc., Maroc Telecom, Houghton Mifflin and MP3.com and the divestiture of VUP's Business-to-Business and Health divisions, as if these transactions had occurred at the beginning of 2001. The pro forma information is calculated as a simple sum of the actual results of Vivendi Universal's businesses with the actual results reported by each of the acquired or divested businesses in each year presented. Additionally, the results of Universal Studios international television networks are now reported by CANAL+ Group. This reclassification has no impact on the total results of Vivendi Universal. The pro forma results are not necessarily indicative of the combined results that would have occurred had the transactions actually occurred at the beginning of 2001.

VIVENDI UNIVERSAL PUBLISHING (VUP): Vivendi Universal Publishing (VUP) reported third quarter revenue of E1.2 billion, essentially flat year-on-year on a pro forma basis and a 5% growth year-to-date, excluding B&B and Health divisions sold in June 2002. The Games division reported 22% revenue growth, due primarily to the Warcraft III launch on PC in July 2002 and the success of The Thing and Crash Bandicoot on console. The Publishing division reported a slight decline in revenue offsetting part of first half of the year advance, due to adverse movements in foreign exchange rates impacting North America and Latin America.

VIVENDI UNIVERSAL ENTERTAINMENT (VUE): VUE achieved 7% actual (non-comparable) revenue growth in the third quarter, principally due to the impact of the acquisition of the entertainment assets of USA Networks on May 7, 2002. On a pro forma basis, VUE reported a 24% revenue decline in the quarter (14% decline on a constant currency basis) primarily due to fewer theatrical releases. The 2001 results included revenue from Jurassic Park III, American Pie II, The Fast and the Furious, Bridget Jones's Diary and The Mummy Returns, compared to a lighter release schedule in 2002, which included such theatrical releases as The Bourne Identity, Blue Crush and About a Boy. Lower attendance at the theme parks, as compared to the same quarter in 2001, also contributed to the decline in revenues for the quarter.

CANAL+ GROUP: CANAL+ Group reported a 5% revenue growth during the third quarter, reaching E1.2 billion, mainly driven by subscriber portfolio growths at Canalsatellite, Canal+ Nordic and NC Numericable, and partially offset by lower performances from StudioCanal and Canal+ Technologies. Globally, subscriptions increased by 5% to 16.6 million at the end of September. Digital subscribers grew 10% year-over-year to 6.8 million. Revenues were essentially flat for the quarter at Canal+ France. The French digital platform Canalsatellite recorded an 11% growth of its revenues in the third quarter, driven by higher subscriptions, combined with flat ARPU (average revenue per user); its subscription base grew by 13% over one year, reaching 2.159 million individual and collective subscriptions at the end of September.

INTERNET: In the third quarter, Vivendi Universal's Internet businesses reported revenues of E31 million, down 9% compared to the same period in 2001. On a pro forma basis, Internet revenues fell by 33%, largely due to business restructuring, company downsizing and declining online advertising revenues for U.S. properties.

VIVENDI TELECOM INTERNATIONAL (EXCLUDES MAROC TELECOM): Vivendi Telecom International (VTI) reported third quarter revenue of E108 million, up from E73 million in the prior year comparable period. This significant improvement primarily reflects the full consolidation of Kencell (Kenya) in December 2001.

               REVENUE RESULTS FOR BUSINESSES OWNED LESS THAN 50%

CEGETEL: For the third quarter of 2002, Cegetel reported revenue growth of 9% to E1.8 billion, reflecting the strong performance of both the mobile and fixed telephony services divisions. At SFR, revenues increased 8% and the customer base (including SRR, its subsidiary in La Reunion, an overseas department of France) grew to 13.2 million customers. ARPU from prepaid customers increased 19% to E24, and ARPU from postpaid customers increased 1% to E59.1. Revenues for Cegetel's fixed telephony services division increased 11% in the quarter, mainly due to local traffic opened to competition since January 1, 2002.

MAROC TELECOM: Maroc Telecom's revenues increased 18% in the quarter due to strong mobile prepaid customer growth combined with slight growth in fixed revenues.

VIVENDI ENVIRONNEMENT: As reported by Vivendi Environnement in their November 7, 2002 press release, consolidated revenue for core businesses for the first nine months of 2002 increased 6.9% to E20.5 billion compared with E19.2 billion for the prior year period. Internal growth in core businesses was 5.6%. Taking into account the disposal of non-core businesses, revenue amounted to E22.2 billion, up 4.5%.

Vivendi Environnement, in which Vivendi Universal has announced its intent to sell half of its interest by private agreement, also released for the first nine-months of 2002, 6% growth in EBIT for core businesses to E1,297 million (at constant exchange rates) and `capacite d'autofinancement' (French GAAP cash flow measurement) up 19% to E1,997 million. (For additional information please refer to the press release available on the website: http://www.vivendienvironnement.com/en.)

                                       ###

CONTACTS:

MEDIA                        INVESTOR RELATIONS
PARIS                        PARIS
Antoine Lefort               Laurence Daniel
+33 (1) 71.71.1180           +33 (1).71.71.1233
Alain Delrieu                NEW YORK
+33 (1).71.71.1086           Eileen McLaughlin
NEW YORK                     +(1) 212.572.8961
Anita Larsen
+(1) 212.572.1118

                   VIVENDI UNIVERSAL
                  PRELIMINARY REVENUES
                (French GAAP, unaudited)


                                                                         Third Quarter Ended September 30,
                                                             ----------------------------------------------------------
                                                                      Actual                        Pro Forma (1)
                                                             ---------------------------    ---------------------------
                                                               2002      2001    %Change     2002       2001    %Change
                                                             -------    -------  -------    -------    ------   -------
                                                                                (In millions of euros)
    REVENUES
          Music                                            E 1,328    E 1,459      -9%    E 1,328    E 1,459       -9%
          Publishing                                         1,211      1,401     -14%      1,211      1,218       -1%
          Vivendi Universal Entertainment (VUE)              1,291      1,208       7%      1,291      1,692      -24%
          CANAL+ Group & Other                               1,167      1,116       5%      1,167      1,126        4%
          Internet                                              31         34      -9%         31         46      -33%
          Vivendi Telecom International (VTI)                  108         73      48%        108         73       48%
          Non-Core Businesses                                   28         23      22%         28         23       22%
                                                             -------    -------  -------    -------    ------   -------
          GREATER THAN 50% OWNED                             5,164      5,314      -3%      5,164      5,637       -8%
                                                             -------    -------  -------    -------    ------   -------
          Cegetel                                            1,804      1,661       9%      1,804      1,661        9%
          Maroc Telecom                                        399        339      18%        399        339       18%
                                                             -------    -------  -------    -------    ------   -------
          LESS THAN 50% OWNED                                2,203      2,000      10%      2,203      2,000       10%
                                                             -------    -------  -------    -------    ------   -------

    VIVENDI UNIVERSAL (EXCLUDING VIVENDI ENVIRONNEMENT)    E 7,367    E 7,314       1%    E 7,367    E 7,637       -4%
                                                             =======    =======  =======    =======    =======  =======

                                                                                Nine Months Ended September 30,
                                                            ------------------------------------------------------------------
                                                                        Actual                           Pro Forma (1)
                                                            -------------------------------   --------------------------------
                                                              2002       2001      %Change     2002         2001       %Change
                                                            -------     -------     -------   -------     -------      -------
                                                                                     (In millions of euros)
REVENUES
          Music                                             E 4,201     E 4,445       -5%     E 4,201     E 4,445       -5%
          Publishing                                          3,352       3,012       11%       2,883       2,756        5%
          Vivendi Universal Entertainment (VUE)               4,442       3,367       32%       5,070       4,820        5%
          CANAL+ Group & Other                                3,511       3,282        7%       3,511       3,356        5%
          Internet                                              118          80       48%         118         135      -13%
          Vivendi Telecom International (VTI)                   341         170      101%         341         170      101%
          Non-Core Businesses                                    80          80        0%          80          80        0%
                                                            -------     -------     -------   -------     -------      -------
          GREATER THAN 50% OWNED                             16,045      14,436       11%      16,204      15,762        3%
                                                            -------     -------     -------   -------     -------      -------
          Cegetel                                             5,246       4,677       12%       5,246       4,677       12%
          Maroc Telecom                                       1,115         704       58%       1,115       1,042        7%
                                                            -------     -------     -------   -------     -------      -------
          LESS THAN 50% OWNED                                 6,361       5,381       18%       6,361       5,719       11%
                                                            -------     -------     -------   -------     -------      -------
    VIVENDI UNIVERSAL (EXCLUDING VIVENDI ENVIRONNEMENT)      22,406      19,817       13%      22,565      21,481        5%
          Vivendi Environnement                              22,135      21,194        4%      22,135      21,194        4%
                                                            -------     -------     -------   -------     -------      -------

    VIVENDI UNIVERSAL                                      E 44,541    E 41,011        9%    E 44,700    E 42,675        5%
                                                            =======     =======     =======   =======     =======      =======

(1) The pro forma information illustrates the effect of the acquisitions of the entertainment assets of USA Networks, Inc., Maroc Telecom, Houghton Mifflin and MP3.com and the divestiture of VUP's Business-to-Business and Health divisions, as if these transactions had occurred at the beginning of 2001. The pro forma information is calculated as a simple sum of the actual results of Vivendi Universal's businesses with the actual results reported by each of the acquired or divested businesses in each period presented. Additionally, the results of Universal Studios international television networks are now reported by CANAL+ Group. This reclassification has no impact on the total results of Vivendi Universal. The pro forma results are not necessarily indicative of the combined results that would have occurred had the transactions actually occurred at the beginning of 2001.